SRM ENTERTAINMENT, INC.

1061 E. Indiantown Road, Suite 110

Jupiter, FL 33477

September 17, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Re:	SRM Entertainment, Inc.
Registration Statement on Form S-3, File No. 333-282028

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: September 19, 2024

Requested Time: 4:30 pm, Eastern Time

Ladies and Gentlemen:

SRM Entertainment, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-282028), be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it is declared and becomes effective at 4:30 pm Eastern Time on September 19, 2024, or as soon thereafter as possible.

Please contact our counsel, Steven A. Lipstein of Lucosky Brookman LLP at (732) 395-4416 with any questions you may have regarding this request. In addition, the Company requests that you kindly notify Mr. Lipstein by telephone when this request for acceleration has been granted.

Sincerely yours,

SRM ENTERTAINMENT, INC.

/s/ Richard Miller
Richard Miller
Chief Executive Officer